UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No.     )*

Community First, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

203663109

(CUSIP Number)

Ruskin Alexander Vest, 1101 Nashville Hwy Suite 3, Columbia, Tennessee 38401

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*	The remainder of this cover page shall be filled out for the reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 203663109	Page 1 of 3 pages

1.	Names of Reporting Persons. Ruskin Alexander Vest
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 170,229
	8.	Shared Voting Power -
	9.	Sole Dispositive Power 170,229
	10.	Shared Dispositive Power -
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 170,229
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.20%
14.	Type of Reporting Person (See Instructions) IN

Page 2 of 3 pages

Item 1. Security and Issuer

The title and class of equity securities to which this statement relates is the common stock, no par value (the “Common Stock”) of Community First, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 501 South James M. Campbell Blvd., Columbia, Tennessee 38401.

Item 2. Identity and Background

(a) Name: Ruskin Alexander Vest

(b) Residence or business address: 1101 Nashville Hwy Suite 3, Columbia, TN 38401

(c) Present Principal Occupation or Employment: Mr. Vest is President and owner of Southeastern Shirt Company, Southeastern Pant Company and owner of the Canaan Cattle Company. He is also the Executive Vice President of Service Partners Co.

(d) Criminal Conviction: During the last five years, Mr. Vest has not been convicted in a criminal proceeding.

(e) Court or Administrative Proceedings: During the last five years, Mr. Vest has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Mr. Vest is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration:

The Common Stock has been acquired with personal funds of Mr. Vest. The total aggregate purchase price was approximately $48,961.

Item 4. Purpose of Transaction

Mr. Vest has acquired the shares of Common Stock for investment purposes and may acquire additional shares, or dispose of some or all of the shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of the performance of the investment and other factors.

Mr. Vest has no plans or proposals which relate to or would result in

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

Page 3 of 3 pages

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) As of August 14, 2015, Mr. Vest beneficially owned, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, 170,229 shares of the Issuer’s Common Stock constituting approximately 5.20% of the outstanding shares of Common Stock of the Issuer as of August 14, 2015, based on the number of outstanding shares of the Issuer’s Common Stock as of August 7, 2015, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2015.

(b)	Mr. Vest has sole voting and dispositive power for the shares beneficially owned.

(c) The following identifies privately negotiated purchases made by Mr. Vest involving the Issuer’s Common Stock during the preceding 60 days:

Date	Shares	Price
08/14/2015	12,554	3.90

(d) Mr. Vest confirms that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock beneficially owned by him.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	August 25, 2015

By:	/s/ Ruskin Alexander Vest